VOCALTEC COMMUNICATIONS LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                  July 8, 2003

Notice is hereby given that the Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "Company") will be held at the offices of VocalTec Communications Inc., Two Executive Drive, Suite 592, Fort Lee, New Jersey 07024-3393, on July 8, 2003 at 10:00 a.m. (local time). The agenda for the meeting is as follows:

     1. To receive Management's report on the business of the Company for the year ended December 31, 2002.

     2. To reappoint Luboshitz, Kasierer & Co., Member Firm of Ernst & Young International, as the independent public accountants of the Company for the year ending December 31, 2003 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board of Directors, upon prior approval of the Audit Committee of the Board, to fix the remuneration of the accountants.

     3. To re-elect Dr. Elon Ganor as a Class III Director to the Board of Directors of the Company.

     4. To approve the terms of compensation of certain Directors, including the grants of options to such Directors.

     5. To re-elect Mr. Yoav Chelouche as an External Director of the Company (as such term is defined in the Israeli Companies Law).

     6. To approve the services of Dr. Elon Ganor as both the Chairman of the Board and Chief Executive Officer of the Company for a period of up to three (3) years.

     7. To transact such other business as may properly come before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on May 5, 2003 will be entitled to notice of and to vote at the meeting.

     Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

                                     By Order of the Board of Directors,
                                     VOCALTEC COMMUNICATIONS LTD.

                                     Dr. Elon Ganor
                                     Chairman of the Board of Directors
June 3, 2003

                          VOCALTEC COMMUNICATIONS LTD.

                                 2 Maskit Street
                             Herzliya, 46733, Israel
                              --------------------

                                 PROXY STATEMENT
                              --------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                  July 8, 2003

     This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 8, 2003 at 10:00 a.m. (local time) at the offices of VocalTec Communications Inc., Two Executive Drive, Suite 592, Fort Lee, New Jersey 07024-3393 or at any adjournment thereof.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of all of the proposed resolutions to be presented to the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

     Only shareholders of record at the close of business on May 5, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 5, 2003 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A copy of the Company's Annual Report for the year ended December 31, 2002, is mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com.

     Shareholders may vote shares directly held in their name in person at the meeting. If a shareholder wants to vote shares held in street name at the meeting, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

     On May 29, 2003 the Company had outstanding 12,180,858 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more that 33% of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.


                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of April 25, 2003, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all Directors and officers as a group:

Names                                            Number of Shares       Percent
-----                                            ----------------       -------


Deutsche Telekom A.G. ........................   2,300,000              19%

La Cresta International Trading Inc. (1)......   1,366,250              11%

All directors and officers as a group (2).....   2,090,062              17%


---------------
(1) Dr. Elon Ganor, who is the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Ami Tal, who is the Executive Vice President of Global Sales and a Director of the Company, each own 50% of the outstanding voting shares of La Cresta and therefore may be deemed to beneficially own the Ordinary Shares held by La Cresta. Dr. Elon Ganor and Ami Tal are brothers-in-law. The 1,366,250 Ordinary Shares set forth in the table include, in addition to the Ordinary Shares held by La Cresta of record, also 290,500 and 118,200 options for Ordinary Shares held by Dr. Elon Ganor and Mr. Ami Tal, respectively, that are exercisable within 60 days of the date stated above and 7,500 and 10,000 Ordinary Shares held by Messrs. Ganor and Tal, respectively.

(2) Includes (i) 707,512 Ordinary Shares for which options granted to officers and directors of the Company are exercisable within 60 days of the date stated above, (ii) 940,050 Ordinary Shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal (iii) 10,000 shares held by Mr. Tal and 7,500 shares held by Dr. Ganor; and (iv) 425,000 ordinary shares held by Mr. Lior Haramaty. Does not include 529,688 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently or within 60 days exercisable.

                          ITEM 1 - CONSIDERATION OF THE
                        CONSOLIDATED FINANCIAL STATEMENTS
               OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002

     The Company's Annual Report for the year ended December 31, 2002 is mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2002, are included in such report. At the Meeting, the Chairman of the Board of Directors will review the Management's report on the business of the Company for the year ended December 31, 2002, as presented in the Company's Annual Report for the year ended December 31, 2002 and will answer appropriate questions relating thereto.


                   ITEM 2 -- PROPOSAL TO APPOINT THE COMPANY'S
                         INDEPENDENT PUBLIC ACCOUNTANTS

     Shareholders shall be requested to reappoint the accounting firm of Luboshitz, Kasierer & Co., Member Firm of Ernst & Young International, as the independent public accountants of the Company for the year ending December 31, 2003 and for such additional period until the next Annual Shareholders' Meeting and to authorize the Board after recommendation by the Board's Audit Committee to fix the remuneration of the accountants. Luboshitz, Kasierer & Co. have also audited the Company's books and accounts for the year ended December 31, 2002.

     It is proposed  that the  following  Ordinary  Resolution be adopted at the
Meeting:

     "RESOLVED, that the appointment of Luboshitz, Kasierer & Co., Member Firm of Ernst & Young International, as the Company's independent public accountants for the fiscal year ending December 31, 2003 and for such additional period until the next Annual Shareholders' Meeting, be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon prior approval of the Audit Committee of the Board, to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent public accountants. The Board of Directors recommends that the shareholders vote "FOR" the appointment of Luboshitz, Kasierer & Co. as the Company's independent public accountants and the authorization of the Board of Directors, upon prior approval of the Audit Committee of the Board, to fix the remuneration of the accountants.

                         ITEM 3 -- ELECTION OF DIRECTOR


     Article 38 of the Company's Articles of Association provides that the number of Directors shall be not less than 2 and not more than 14. The Company's Board of Directors is classified into three classes of Directors as follows:
Class I Directors whose term of service expires on the annual shareholders meeting held in 2004, Class II Directors whose term of service expires on the annual shareholders meeting held in 2005 and Class III Directors whose term of service expires on the annual shareholders meeting held in 2003. In addition, external directors are appointed under the requirements of Israeli law serve for a term of three years which, with respect to the current external director, will expire in July 2003. Currently, Dr. Ganor is the only Class III Director. The term of the Class III Director will expire at the Meeting and a successor Class III Director shall be elected at the Meeting. The Board of Directors recommends that at the Meeting Dr. Ganor be re-elected to serve as a Class III Director until the annual general meeting of shareholders to be held in 2006 and until a respective successor is duly elected and qualified.

     Dr. Elon A. Ganor has served as the Chairman of our Board of Directors since 1993. From 1993 to October 1998, and since November 1999, Dr. Ganor also served as our Chief Executive Officer. From 1990 to 1992, Dr. Ganor was responsible for the sales and marketing of our products through his association with a subsidiary of LaCresta, where he served as a vice president. Before becoming a shareholder of our company, LaCresta acted as a distributor of our products.

     It is proposed  that the  following  Ordinary  Resolution be adopted at the
Meeting:

     "RESOLVED that the following nominee, currently serving as a director of the Company, be elected to the Board of Directors to serve according to the period of the class as follows:

     Dr. Elon A. Ganor - classified as a Class III director shall serve until the annual general meeting of the shareholders to be held in 2006 and until a respective successor is duly elected and qualified."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to elect the foregoing nominee as director. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the Director named above as a Class III Director unless specifically instructed to the contrary. Should the Director become unavailable for election to the Board of Directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. The Board of Directors knows of no current circumstances that would render the Director named herein unable to accept nomination or election.

                     ITEM 4 - PROPOSAL TO APPROVE THE TERMS
                          OF COMPENSATION FOR DIRECTORS

     Under the Israeli Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, requires shareholder approval.

     It is proposed that the shareholders approve the terms of compensation, including the grant of options to Yoav Chelouche, Douglas Dunn, and Lior Haramaty under the Company's stock option plans, all in the amounts and terms to be presented at the Meeting.

     It is proposed that an Ordinary Resolution substantially in the form described below be adopted at the Meeting:

     "RESOLVED that the terms of compensation, including the grant of options under the Company's stock option plans, to Yoav Chelouche, Douglas Dunn, and Lior Haramaty, as presented at the meeting, be and they hereby are approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the terms of compensation of Directors of the Company. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the terms of compensation of Directors of the Company.


                 ITEM 5 - PROPOSAL TO ELECT AN EXTERNAL DIRECTOR

     Under the Companies Law, a publicly traded company must appoint two External Directors (as such term is defined in the Israeli Companies Law) to serve on the Company's Board of Directors for a term of three (3) years. The Board of Directors recommends that the following nominee be elected as an External Director to the Board of Directors at the Meeting, to serve for a period of three (3) years.

     Yoav Chelouche has served as an external director since July 2000. Mr. Chelouche is the Chairman of the Fantine Group. From November 1995 to mid-2001, Mr. Chelouche was President and Chief Executive Officer of Scitex Corporation Ltd., and was a director of Scitex from May 1996 to 2001. Since 1979, Mr.
Chelouche has held several positions within Scitex, including executive vice president of marketing and business development. Mr. Chelouche qualifies as an External Director according to the Israel Companies Law - 1999.

     It is proposed  that the  following  Ordinary  Resolution be adopted at the
Meeting:

     "RESOLVED that Yoav Chelouche currently serving as an external director of the Company, be re-elected to the Board of Directors to serve as an external director for an additional period of 3 years."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of each of the aforementioned nominees, provided that either (i) such a majority includes at least a third of the shareholders present who do not qualify as Controlling Shareholders (as such term is defined in the Israeli Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. The Board of Directors recommends that the shareholders vote "FOR" the election of Mr. Yoav Chelouche as an External Director of the Company.


           ITEM 6 - PROPOSAL TO APPROVE THE SERVICES OF DR. ELON GANOR AS CHAIRMAN OF THE BOARD AND AS CHIEF EXECUTIVE OFFICER

     Under the Israeli Companies Law, the approval of the shareholders of the Company is required in order to authorize the Chairman of the Board of the Company to hold the position, and exercise the powers, of the Chief Executive Officer of the Company for a period of up to three (3) years. The service of Dr. Ganor, our Chairman of the Board, as Chief Executive Officer was authorized by the general meeting of shareholders in July 2000 for a period of up to three years.

     It is proposed  that the  following  Ordinary  Resolution be adopted at the
Meeting:

     "RESOLVED, that for a period of three (3) years from the date hereof, Dr. Elon Ganor may hold the office of Chief Executive Officer of the Company, while serving as the Chairman of the Board of the Company, and Dr. Elon Ganor is hereby empowered to exercise all the powers entrusted to the holder of such position under the Articles of Association of the Company, the Israeli Companies Law and any other applicable law."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing Ordinary Resolution, provided that the affirmative vote of the shareholders must include at least two thirds of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) present, in person or by proxy, and voting on the matter. The Board of Directors recommends that the shareholders vote "FOR" the approval of the ordinary resolution of the services of Dr. Elon Ganor as Chairman of the Board and as Chief Executive Officer.

                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.


                                     By order of the Board of Directors,


                                     Dr. Elon Ganor
                                     Chairman of the Board of Directors


Herzliya, Israel
June 3, 2003

                          VOCALTEC COMMUNICATIONS LTD.


                                      PROXY


                    THIS PROXY IS SOLICITED ON BEHALF OF THE
                        BOARD OF DIRECTORS FOR USE AT THE
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 8, 2003

The undersigned shareholder of VocalTec Communications Ltd. (the "Company") hereby appoints ELON GANOR and HUGO GOLDMAN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse of all of the certificates of Ordinary Shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of VocalTec Communications Inc., Two Executive Drive, Suite 592, Fort Lee, New Jersey 07024-3393, on July 8, 2003, at 10:00 a.m. (local time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes or any of them, may lawfully do by virtue hereof.

                            (Continued on other side)

              | Please detach and Mail in the Envelope Provided |
              v                                                 v

-----
  X     Please mark your votes as
-----   in this example



1. To reappoint Luboshitz, Kasierer & Co.,               FOR AGAINST ABSTAIN    4. To re-elect Mr. Yoav         FOR AGAINST ABSTAIN
Member Firm of Ernst & Young International                _      _      _       Chelouche as an External         _      _      _
as the independent public accountants of the             |_|    |_|    |_|      Director of the Company.        |_|    |_|    |_|
Company for the year ending December 31,
2003 and for such additional period until
the next Annual Shareholders Meeting and to
authorize the Board of Directors to fix the
remuneration of the accountants.

2. To re-elect Dr. Elon Ganor as a Class III Director     _      _      _       5. To approve the services of    _      _      _
of the Board of Directors of the Company.                |_|    |_|    |_|      Dr. Elon Ganor as both the      |_|    |_|    |_|
                                                                                Chairman of the Board and
                                                                                Chief Executive Officer of
3. To approve the terms of compensation of                _      _      _       the Company for a period of up
Directors, including the grants of options to such       |_|    |_|    |_|      to three (3) years.
Directors.

Signature(s): ____________________________________  Date: ______________

NOTE:  Please mark,  date and sign exactly as name(s)  appear on this proxy and return this proxy card  promptly  using the enclosed envelope. If the signer is a corporation,  please sign full corporate name by duly authorized officer.  Executives,  administrators, trustees, etc. should state full title or capacity.
